UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42733

EMPRO GROUP INC.

21, Jalan 15/23, Tiong Nam Industry Park

40200 Shah Alam, Selangor, Malaysia

+603 5523 1983

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Appointment and Resignation of Directors

Empro Group Inc. (“Empro” or the “Company”) has announced that Gan Keat (Eddie) Chin has been appointed to serve as a member of the Board of Directors of the Company (the “Board”), effective March 31, 2026, to replace Hui Shan (Karen) Chan, who departed the Board effective March 27, 2026. In addition, the Company announced that Siew Lian (Rina) Neoh, who served as a member of the Audit Committee, and of the Nominating and Corporate Governance Committee, of the Board, and also as the chair of the Compensation Committee of the Board, resigned from the Board, effective April 8, 2026. There were no disagreements between either Ms. Chan or Ms. Neoh, on the one hand, and the Company, on the other hand, regarding any matter relating to the Company’s operations, policies or practices.

Mr. Chin, who was appointed to serve as the Chief Executive Officer of EMP Solution Sdn. Bhd., the Company’s wholly-owned operating subsidiary (“EMP Solution”), effective February 1, 2026, has served as the Chief Operating Officer of the Company since July 1, 2025, as the Chief Operating Officer of EMP Solution since July 2023, and as the Chief Operating Officer of Jingga Anggun Sdn. Bhd. since September 2021. He also served as a member of the Board from July 1, 2025 until August 20, 2025. Previously, Mr. Chin served as Executive Director of QYT Group Sdn. Bhd. from June 2018 to August 2021. Prior to that, Mr. Chin served as Chief Operating Officer of Genuine Communication Sdn. Bhd. from 2009 to 2018, where he spearheaded direct-to-consumer marketing efforts and adeptly managed brand and product licensing arrangements for the renowned international brand ALBION cosmetics. Mr. Chin holds a Bachelor’s Degree in Economics (Honors) majoring in International Trade and Business from UUM Malaysia. The Board believes that Mr. Chin is well positioned to serve as a director of the Company due to his vast experience and skills in sales and client management, and his knowledge and understanding of Empro’s operations.

There is no arrangement or understanding between Mr. Chin and any other persons regarding his selection as a director. Mr. Chin has not been appointed to serve as a member of any of the standing committees of the Board.

Change of Fiscal Year End

Today the Company announced that the Board has approved a change of the fiscal year end of the Company from December 31 to June 30.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empro Group Inc.

Date: April 30, 2026	By:	/s/ Yeoh Chee Wei
	Name:	Yeoh Chee Wei
	Title:	Chief Executive Officer

3